Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




[Franco-Nevada Mining Corporation Limited Logo]            20 Eglinton Ave. West
                                                            Suite 1900, Box 2005
                                                                 Toronto M4R 1K8
FRANCO-NEVADA                                                             Canada
MINING CORPORATION LIMITED
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE
FOR IMMEDIATE RELEASE

                                                               February 15, 2002

ALL CONDITIONS SATISFIED FOR FRANCO-NEVADA AND NEWMONT PLAN OF ARRANGEMENT

EXCHANGEABLE SHARES BEGIN TRADING ON THE TSE ON FEBRUARY 20TH.



Franco-Nevada Mining Corporation Limited (TSE:FN) is pleased to announce that the remaining key conditions have been successfully satisfied to complete the Plan of Arrangement with Newmont Mining Corporation (NYSE:NEM). On February 13th, a special meeting of Newmont shareholders approved the necessary resolutions for the Arrangement. Today, Newmont reported it has acquired relevant interests in more than 50.1% of the shares of Normandy Mining Limited and has declared its takeover offer for Normandy free of all other outstanding conditions. The Plan of Arrangement is now expected to be effective on February 16th.

Franco-Nevada shareholders will receive 0.80 of a share of common stock of Newmont or, if the shareholder so elected, 0.80 of an Exchangeable Share (each Share of which will be exchangeable at any time for one share of common stock of Newmont) for each common share of Franco-Nevada.

Franco-Nevada's common shares will cease trading on the Toronto Stock Exchange
(TSE) at the close of trading on Tuesday, February 19th. At the start of trading on Wednesday, February 20th, the Exchangeable Shares will begin trading on the TSE in Canadian dollars under the symbol "NMC".

Registered shareholders are reminded that they have until 5 pm (Toronto time) today to advise Computershare whether they wish to elect to receive Exchangeable Shares. In the absence of instructions, shareholders will receive Newmont common shares.

For further information, please contact:

                     Sharon E Dowdall              416-480-6491
                     Vice President, General Counsel & Secretary
                                                    HTTP://WWW.FRANCO-NEVADA.COM

IMPORTANT NOTICE

Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT

This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.